Caladrius Biosciences, Inc.
110 Allen Road, 2nd Floor
Basking Ridge, NJ 07920
(908) 842-0100

February 3, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius

RE:    Caladrius Biosciences, Inc. Registration Statement on Form S-3
    File No. 333-252560
    Acceleration Request

Dear Mr. Hagius:
With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Caladrius Biosciences, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Friday, February 5, 2021, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.
The cooperation of the staff in meeting the timetable described above is very much appreciated.
Please call Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding the Registration Statement.

Very truly yours,

Caladrius Biosciences, Inc.

/s/ Todd Girolamo
By: Todd Girolamo
Its: General Counsel

cc: Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.